October 1, 2021

Division of Corporation Finance                      VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Bankshares, Inc.

Registration Statement on Form S-4 (as amended)

File No. 333-258967

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, United Bankshares, Inc., a West Virginia corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-258967) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on Tuesday, October 5, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Sandra M. Murphy of Bowles Rice LLP, the Company’s counsel, to orally modify or withdraw this request for acceleration. We request that we be notified of such effectiveness by a telephone call to Ms. Murphy at (304) 347-1131 and that such effectiveness also be confirmed in writing.

Respectfully,

UNITED BANKSHARES, INC.

By:	/s/ Richard M. Adams
Richard M. Adams
Chairman of the Board and Chief Executive Officer

cc: Sandra M. Murphy, Esq.